Notice to Applicant Regarding Replacement of Individual Accident and Sickness or Long-Term Care Insurance

Minnesota Life Insurance Company - a Securian Financial company

[  Life New Business] • [400 Robert Street North • St. Paul, Minnesota 55101-2098]

Save this notice! It may be important to you in the future.

According to your application, you intend to lapse or otherwise terminate existing accident and sickness or long-term care insurance and replace it with an individual life insurance policy with a Long-Term Care Agreement (Agreement) to be issued by Minnesota Life Insurance Company. Your new Agreement provides 30 days within which you may decide, without cost, whether you desire to keep the Agreement. For your own information and protection, you should be aware of, and seriously consider, certain factors which may affect the insurance protection available to you under the new Agreement.

You should review this new coverage carefully, comparing it with all accident and sickness or long-term care insurance coverage you now have, and terminate your present policy only if, after due consideration, you find that purchase of this long-term care coverage is a wise decision.

Statement to Applicant by Financial Professional

I have reviewed your current medical or health insurance coverage. I believe the replacement of insurance involved in this transaction materially improves your position. My conclusion has taken into account the following considerations, which I call to your attention:

1.  Health conditions that you may presently have (pre-existing conditions) may not be immediately or fully covered under the new Agreement. This could result in denial or delay in payment of benefits under the new Agreement, whereas a similar claim might have been payable under your present policy.

2.  State law provides that your replacement policy or certificate may not contain new pre-existing conditions or probationary periods. Minnesota Life Insurance Company will waive any time periods applicable to pre-existing conditions or probationary periods in the new Agreement (or coverage) for similar benefits to the extent such time was spent (depleted) under the original policy.

3.  If you are replacing existing long-term care insurance coverage, you may wish to secure the advice of your present company or its financial professional regarding the proposed replacement of your present policy. This is not only your right, but it is also in your best interest to make sure you understand all the relevant factors involved in replacing your present coverage.

4.  If, after due consideration, you still wish to terminate your present policy and replace it with new coverage, be certain to truthfully and completely answer all questions on the application concerning your medical health history.

Failure to include all material medical information on an application may provide a basis for Minnesota Life Insurance Company to deny any future claims and to restore any charges assessed for this agreement to the accumulation value as though your Agreement had never been in force. After the application has been completed and before you sign it, reread it carefully to be certain that all information has been properly recorded.

[ 5. The new Agreement is not a state-approved Partnership for Long-Term Care Program product. ]

Financial professional’s signature

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Financial professional’s name
Financial professional’s address
The above “Notice to Applicant” was delivered to me on:
Applicant’s (owner’s) signature	Date

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Applicant’s (co-owner’s) signature	Date

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[ Securian Financial is the marketing name for Minnesota Life Insurance Company. Insurance products are issued by Minnesota Life Insurance Company.]

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